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February 10, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Ernest Greene, Eranga Dias, Asia Timmons-Pierce

Re:	Karman Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 5, 2025

File No. 333-284382

Ladies and Gentlemen:

On behalf of our client, TCFIII Spaceco Holdings LLC, a Delaware limited liability company (to be renamed and converted to a Delaware corporation named Karman Holdings Inc.) (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated February 7, 2025 relating to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 submitted on February 5, 2025.

In connection with such responses, the Company will be filing, electronically via EDGAR, Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 initially filed on January 21, 2025 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

February 10, 2025

Amendment No. 2 to Registration Statement on Form S-1 filed February 5,

2025 Capitalization, page 62

1.	Please address the following items related to your capitalization table:

•	Revise to double-underline your cash and cash equivalent balance so that it is clear that cash and cash equivalent is not part of your total capitalization;

•	Revise to present separate captions for additional paid-in capital and accumulated deficit on pro forma basis and pro forma as adjusted basis; and

•

Revise the cash and cash equivalents and stockholders’ equity balances on pro forma basis and pro forma as adjusted basis to reflect the automatic vesting of the P Units and Phantom Units upon the completion of the IPO and corporate conversion, or explain why you do not believe such revision is necessary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Amendment accordingly.

Dilution, page 64

2.

The pro forma as adjusted net tangible book value (deficit) amount used in the dilution calculation does not appear to reflect the payment to be made to Phantom Unit holders upon the completion of the IPO. Please advise or revise accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Dilution disclosures had already reflected the payments to be made to Phantom Unit holders upon the completion of the IPO at an assumed offering price of $19.00. The Company has revised the disclosure on pages 20, 59, 63 and 64 of the Amendment for clarity.

Summary Compensation Table, page 105

3.	It appears that the amount reflected in the Options Awards column for Mr. Koblinski should be for 2024 and not 2023. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Amendment accordingly.

Karman LLC Agreement, page 112

4.	We note your disclosure that Mr. Koblinski will receive a cash bonus from the proceeds from this offering. Please revise to quantify the cash bonus.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 109-110 and 113 of the Amendment accordingly.

Subsequent events, page F-51

5.

Please tell us and disclose, if material, whether any equity-based awards, including grants of P Units, have been issued subsequent to interim period ended September 30, 2024. If so, provide your analysis comparing the valuation used for those issuances to the estimated price range of this offering.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no new P Units or other equity-based awards have been issued subsequent to the interim period ended September 30, 2024.

* * * * *

Securities and Exchange Commission

February 10, 2025

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Tony Koblinski, TCFIII Spaceco Holdings LLC

Mike Willis, TCFIII Spaceco Holdings LLC

Brandon McCoy, Willkie Farr & Gallagher LLP

Hugh McLaughlin, Willkie Farr & Gallagher LLP